UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 28, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with section 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2012, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

KEY FIGURES Q1 20131,2

unaudited; in millions of €, except where otherwise stated

VOLUME
	Q1 2013	Q1 2012	Actual	% Change Adjusted[3]
Continuing operations
Orders	19,141	19,792	(3)%	(5)%
Revenue	18,128	17,856	2%	(1)%

EARNINGS
Total Sectors	Q1 2013	Q1 2012		% Change
Adjusted EBITDA	2,194	2,043		7%
Total Sectors profit	1,698	1,627		4%
in % of revenue (Total Sectors)	9.3%	9.0%
Continuing operations
Adjusted EBITDA	2,285	2,127		7%
Income from continuing operations	1,295	1,314		(1)%
Basic earnings per share (in €)[4]	1.52	1.48		2%
Continuing and discontinued operations
Net income	1,214	1,383		(12)%
Basic earnings per share (in €)[4]	1.42	1.56		(9)%

CAPITAL EFFICIENCY
Continuing operations		Q1 2013		Q1 2012
Return on capital employed (ROCE) (adjusted)		16.7%		18.7%

CASH PERFORMANCE
		Q1 2013		Q1 2012
Continuing operations
Free cash flow		(1,435)		(956)
Cash conversion rate		(1.11)		(0.73)
Continuing and discontinued operations
Free cash flow		(1,395)		(1,204)
Cash conversion rate		(1.15)		(0.87)

LIQUIDITY AND CAPITAL STRUCTURE
	December 31, 2012		September 30, 2012
Cash and cash equivalents		7,823		10,891
Total equity (Shareholders of Siemens AG)		30,025		30,855
Net debt		12,020		9,292
Adjusted industrial net debt		5,220		2,271

EMPLOYEES (IN THOUSANDS)
	December 31, 2012		September 30, 2012
	Continuing operations	Total [6]	Continuing operations	Total [6]
Employees	365	405	370	410
Germany	119	129	119	130
Outside Germany	247	275	250	280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP
2	October 1, 2012 – December 31, 2012.

3	Adjusted for portfolio and currency translation effects.
4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 845,527 and 875,421 shares, respectively.
5	Calculated by dividing adjusted industrial net debt as of December 31, 2012 and 2011 by adjusted EBITDA.
6	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL 2013

(THREE MONTHS ENDED DECEMBER 31, 2012)

•

Revenue for the first quarter rose 2%, to €18.128 billion, supported by 4% growth in emerging markets. Organic revenue, excluding currency translation and portfolio effects, was 1% lower year-over-year.

•

Orders came in at €19.141 billion, 3% below the prior-year period. On an organic basis, orders declined 5%. The book-to-bill ratio was 1.06, and Siemens’ order backlog stood at €97 billion at the end of the first quarter.

•

Total Sectors profit rose 4%, to €1.698 billion, on higher profit in the Sectors Energy and Healthcare. Income from continuing operations came in slightly lower year-over-year, at €1.295 billion, while corresponding basic EPS rose to €1.52.

•	Net income declined to €1.214 billion, with corresponding basic EPS of €1.42.

•

Siemens’ solar business was classified as discontinued operation, effective during the fourth quarter of fiscal 2012, and Siemens adopted International Accounting Standard 19 (Revised) (IAS 19R) (Employee Benefits) as of the beginning of fiscal 2013. Prior-period results are presented on a comparable basis.

Management’s perspective on first-quarter results. In an uncertain economic environment, Siemens got off to a solid start in fiscal 2013. For the rest of the fiscal year as well, we do not expect any tailwinds from the global economy to help us reach our ambitious goals. Our full attention is on implementing our Siemens 2014 program.

Revenue stable, book to bill above one. Revenue rose 2% in the first quarter compared to the prior-year period, supported by Siemens’ order backlog (defined as the sum of the order backlogs of the Sectors). In part due to macroeconomic uncertainty that affected investment sentiment, orders declined 3% year-over-year. On a comparable basis, excluding currency translation and portfolio effects, revenue was 1% lower and orders declined 5% year-over-year. While the book-to-bill ratio for Siemens was 1.06, the order backlog declined to €97 billion due to negative currency translation effects in the current quarter.

Emerging markets support revenue growth. Energy, Healthcare and Infrastructure & Cities reported higher first-quarter revenue compared to a year earlier, while Industry posted a slight decline. Revenue growth in the Americas more than offset slight declines in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa, Middle East and in the Asia, Australia region. Emerging markets (according to the International Monetary Fund’s definition of Emerging Market and Developing Economies) on a global basis grew 4% year-over-year, and accounted for €5.983 billion, or 33%, of total revenue for the quarter.

Market conditions hold back order intake. A number of market factors reduced business confidence and capital expenditures in the first quarter. While Energy and Healthcare kept orders stable year-over-year, Industry saw reduced demand in its short-cycle businesses and posted lower orders for the first quarter. Orders at Infrastructure & Cities came in below the prior-year level, which included a higher volume from large orders. On a geographic basis, orders declined in the Americas and Asia, Australia. Emerging markets on a global basis were down 5% year-over-year and accounted for €6.849 billion, or 36%, of total orders for the quarter.

Healthcare and Energy drive Total Sectors profit improvement. Total Sectors profit increased to €1.698 billion from €1.627 billion in the prior-year period. The largest increase came in Healthcare, where profit climbed 38% to €503 million, due in part to continuing implementation of the Sector’s Agenda 2013 initiative. Profit in Energy rose 12% year-over-year, to €567 million, including substantially lower impacts related to grid connection projects. Industry produced profit of €500 million, below the prior-year level due mainly to market weakness particularly for certain short-cycle businesses. Profit at Infrastructure & Cities declined to €128 million in the current period, due largely to project charges of €116 million related mainly to high-speed trains. Total Sectors profit for the first quarter included charges of €50 million for the previously disclosed “Siemens 2014” productivity improvement program. All Sectors booked charges under the program, with the largest portion at Energy.

Stable income from continuing operations, higher EPS. Income from continuing operations for the first quarter declined slightly to €1.295 billion from €1.314 billion a year earlier. Corresponding basic earnings per share (EPS) rose to €1.52 from €1.48 in the prior-year period, due to share buybacks between the periods under review.

Net income lower due to loss from discontinued operations. Net income in the current period was €1.214 billion, down from €1.383 billion a year earlier. Corresponding basic EPS declined to €1.42, down from €1.56 a year earlier. Within net income, discontinued operations was a negative €81 million, compared to a positive €70 million a year earlier. The main reason for the decline was the solar business which recorded a loss of €150 million compared to a loss of €28 million a year earlier. The larger loss year-over-year was due mainly to impairment charges of €115 million (pre-tax) in the current period. Furthermore, income from discontinued operations related to OSRAM was down to €79 million in the current period, compared to €111 million a year earlier. Reported and comparable revenue for OSRAM each declined 1% year-over year.

Weak cash performance at the Total Sectors level. After a strong cash performance at the end of fiscal 2012, Free cash flow at the Sector level was a negative €750 million in the first quarter, compared to a negative €71 million in the same period a year ago. The current period included substantial cash outflows relating to the build-up of operating net working capital, including significant payments of trade payables particularly in Energy Sector. Free cash flow from continuing operations was a negative €1.435 billion, compared to a negative €956 million in the first quarter a year ago. The change year-over-year was due mainly to the weak cash performance at the Sectors level.

Free cash flow from discontinued operations improved to a positive €40 million in the current quarter from a negative €247 million in the prior-year quarter. The change was due largely to a strong Free cash flow performance at OSRAM.

ROCE declines on higher average capital employed. On a continuing basis, ROCE (adjusted) decreased to 16.7%, compared to 18.7% a year earlier. While income from continuing operations was nearly stable year-over-year, the difference was due to higher average capital employed, compared to the prior-year period.

Pension plan underfunding remains unchanged. The estimated underfunding of Siemens’ pension plans as of December 31, 2012 amounted to €8.9 billion, unchanged from the level at the end of fiscal 2012. Siemens’ defined benefit obligation (DBO) increased in the first quarter due primarily to a decrease in the discount rate assumption as of December 31, 2012. Accrued service and interest costs also contributed to the increase in the DBO. The impact of these factors on pension plan funding was offset by a positive actual return on plan assets and employer contributions.

RESULTS OF SIEMENS

Orders and revenue

In the first quarter of fiscal 2013, revenue increased to €18.128 billion, up 2% from the prior-year period. In part due to macroeconomic uncertainty that affected investment sentiment, orders declined 3% year-over-year. On an adjusted basis, orders decreased 5% and revenue came in 1% lower compared to the same period a year earlier. While the book-to-bill ratio for Siemens was 1.06, the order backlog declined to €97 billion due to negative currency translation effects in the first quarter.

	Orders (location of customer)
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	9,792	9,839	0%	(2)%	1%	0%
therein Germany	2,826	2,623	8%	8%	0%	0%
Americas	5,524	5,994	(8)%	(10)%	2%	0%
therein U.S.	3,492	4,567	(24)%	(26)%	2%	0%
Asia, Australia	3,825	3,959	(3)%	(5)%	2%	0%
therein China	1,538	1,380	11%	9%	2%	0%
Siemens	19,141	19,792	(3)%	(5)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers declined 3% compared to the prior-year period. A number of market factors reduced business confidence and capital expenditures in the first quarter. While Energy and Healthcare kept orders stable year-over-year, Industry saw reduced demand in its short-cycle businesses and posted lower orders for the first quarter. Orders at Infrastructure & Cities came in below the prior-year level, which included a higher volume from large orders.

In the region Europe, C.I.S., Africa, Middle East three-month orders were stable year-over-year. A double-digit increase at Energy, due largely to a higher volume from large orders, was offset by decreases at Infrastructure & Cities and Industry. Orders in the Americas came in lower due to a double-digit decline in the U.S., which recorded a lower volume from large orders. In the region Asia, Australia, Infrastructure & Cities posted a sharp increase and Healthcare orders increased clearly. This growth was more than offset by order declines in the region for Energy and Industry. Orders from emerging markets on a global basis declined 5%, and accounted for €6.849 billion, or 36%, of total orders for the first three months of fiscal 2013.

	Revenue (location of customer)
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	9,451	9,511	(1)%	(2)%	1%	0%
therein Germany	2,567	2,761	(7)%	(7)%	0%	0%
Americas	5,276	4,910	7%	5%	2%	1%
therein U.S.	3,694	3,633	2%	(1)%	3%	0%
Asia, Australia	3,402	3,436	(1)%	(3)%	2%	0%
therein China	1,337	1,448	(8)%	(10)%	2%	0%
Siemens	18,128	17,856	2%	(1)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 2% compared to the first quarter a year earlier. Healthcare and Infrastructure & Cities showed moderate growth, and Energy recorded a slight increase. Industry posted a slight decline.

In the region Europe, C.I.S., Africa, Middle East revenue declined 1%, as growth in Infrastructure & Cities was more than offset by declines in the other Sectors. Revenue in the Americas rose 7% on growth in all Sectors, led by a significant increase in Energy. Revenue declined 1% in the Asia, Australia region, as a double-digit increase in Healthcare was more than offset by declines in the other Sectors. Emerging markets on a global basis grew faster than revenue overall, at 4% year-over-year, and accounted for €5.983 billion, or 33%, of total revenue for the first three months of fiscal 2013.

Consolidated Statements of Income

	First three months of fiscal
	2013	2012	% Change
	(in millions of €)
Gross profit	5,267	5,083	4%
as percentage of revenue	29.1%	28.5%	—
Research and development expenses	(998)	(978)	(2)%
as percentage of revenue	5.5%	5.5%	—
Marketing, selling and general administrative expenses	(2,623)	(2,638)	1%
as percentage of revenue	14.5%	14.8%	—
Other operating income	139	114	22%
Other operating expense	(138)	(101)	(37)%
Income from investments accounted for using the equity method, net	194	205	(5)%
Interest income	232	241	(4)%
Interest expense	(189)	(194)	3%
Other financial income (expense), net	(34)	48	n/a
Income from continuing operations before income taxes	1,850	1,780	4%
Income taxes	(555)	(466)	(19)%
as percentage of income from continuing operations before income taxes	30%	26%	—
Income from continuing operations	1,295	1,314	(1)%
Income (loss) from discontinued operations, net of income taxes	(81)	70	n/a
Net income	1,214	1,383	(12)%
Net income attributable to non-controlling interests	16	18	—
Net income attributable to shareholders of Siemens AG	1,197	1,366	(12)%

Income from continuing operations was €1.295 billion in the first three months of fiscal 2013, compared to €1.314 billion in the same period a year earlier. The Energy and Healthcare Sectors recognized substantially lower charges year-over-year, which are mostly reflected in cost of sales and, accordingly, in gross profit, partially offset by higher charges at Infrastructure & Cities. Gross profit was held back by pricing pressure and a less favorable business mix in several Siemens businesses. The current period also included an initial effect in all Sectors totaling €50 million related to the company-wide “Siemens 2014” productivity improvement program.

Income from investments accounted for using the equity method, net was €194 million in the first three months of fiscal 2013, compared to €205 million in the same period a year earlier. Investment income related to Siemens’ share in Nokia Siemens Networks B.V. (NSN) increased to €51 million in the current period, up from €0 million a year earlier. The prior-year amount included a gain of €78 million on the sale of a portion of Financial Services’ (SFS) stake in Bangalore International Airport Limited.

In addition, the same period a year earlier included a €87 million gain from the sale of the 25% interest in OAO Power Machines, which was recognized in Other financial income (expense) net.

As a result of these developments, Income from continuing operations before income taxes increased 4%. The effective tax rate of 26% in the same period a year earlier was lower than the rate of 30% in the current report period.

Income (loss) from discontinued operations, net of income taxes in the first three months of fiscal 2013 was a negative €81 million, compared to a positive €70 million in the first three months of fiscal 2012, and was comprised of the following:

	First three months of fiscal
	2013	2012	% Change
	(in millions of €)
OSRAM	79	111	(29)%
Solar business	(150)	(28)	>(200)%
Other former activities	(11)	(14)	21%

The loss at the solar business in the first three months of fiscal 2013 included an impairment charge of €115 million pre-tax, as the entire remaining non-current assets in the measurement scope of the disposal group were impaired mainly due to technical factors resulting in a revised performance expectation of the underlying business.

For additional information, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements.

Net income for Siemens in the first three months of fiscal 2013 was €1.214 billion, compared to €1.383 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.197 billion, compared to €1.366 billion in the same period a year earlier.

Portfolio activities

During the first quarter of fiscal 2013, Siemens signed an agreement to acquire Invensys Rail, the rail automation business of Invensys plc., U.K., which will be integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division. The purchase price amounts to approximately €2.2 billion. The transaction is subject to consent of the anti-trust authorities. Closing of the transaction is expected in the third quarter of fiscal 2013.

At the beginning of January 2013, Siemens closed the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated into the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The purchase price of €0.7 billion was paid at the beginning of the second quarter of fiscal 2013.

SEGMENT INFORMATION ANALYSIS

Energy Sector

Sector	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	567	507	12%
Profit margin	9.0%	8.3%
Orders	7,120	7,166	(1)%	(3)%	1%	1%
Revenue	6,285	6,130	3%	0%	2%	1%

(1)	Excluding currency translation and portfolio effects.

Energy reported first-quarter profit of €567 million, up 12% year-over-year. The biggest factor in the change was Power Transmission, which substantially reduced its project charges and resulting loss compared to the prior-year period. The Fossil Power Generation Division delivered another strong earnings performance and accounted for most of the Sector’s profit. Wind Power delivered a positive result compared to a loss in the prior-year period, and profit declined at Oil & Gas due to charges related to Iran.

First-quarter revenue rose 3%, supported by positive currency translation effects, including 27% growth at Wind Power and a 6% decline at Power Transmission. On a regional basis, significant revenue growth in the Americas included all Divisions, more than offsetting a moderate decline in Europe, C.I.S., Africa, Middle East, where only Wind Power posted an increase.

Orders for the quarter decreased 1% year-over-year. While Fossil Power Generation posted 18% growth, Wind Power took in a much lower volume from large orders and Power Transmission also saw its orders fall. The regional picture for orders was mixed. Order intake increased in Europe, C.I.S., Africa, Middle East, on sharp rises at Fossil Power Generation and Wind Power. Power Transmission posted a substantial decline in the region. Orders declined in Asia, Australia at all Divisions, and in the Americas, where a sharp decline at Wind Power more than offset growth at other Divisions. The book-to-bill ratio for Energy was 1.13, and its order backlog was €55 billion at the end of the quarter.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	3,239	2,742	18%	16%	2%	0%
Wind Power	1,162	1,541	(25)%	(25)%	0%	0%
Oil & Gas	1,404	1,422	(1)%	(7)%	2%	4%
Power Transmission	1,386	1,553	(11)%	(12)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	2,582	2,612	(1)%	(3)%	2%	1%
Wind Power	1,137	896	27%	23%	4%	0%
Oil & Gas	1,252	1,239	1%	(5)%	3%	3%
Power Transmission	1,384	1,465	(6)%	(7)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2013	2012	% Change	2013	2012
	(in millions of €)
Fossil Power Generation	507	580	(13)%	19.6%	22.2%
Wind Power	52	(26)	n/a	4.6%	(2.9)%
Oil & Gas	25	90	(73)%	2.0%	7.3%
Power Transmission	(16)	(145)	89%	(1.2)%	(9.9)%

Fossil Power Generation generated profit of €507 million in the first quarter. Reported profit of €580 million in the same period a year earlier included an €87 million gain on the Division’s divestment of its joint venture stake in OAO Power Machines, partly offset by €51 million in charges related to Olkiluoto. Revenue in the current period decreased 1% and order intake was up 18%, driven by a number of large orders including a combined-cycle power plant in Germany.

First-quarter profit at Wind Power was €52 million compared to a loss a year earlier. Key factors in the change included higher revenue, positive effects related to project completions, and settlement of a claim related to an offshore wind-farm project. Revenue rose 27% compared to the first quarter a year earlier, as the Division continued to work off its order backlog in both Europe, C.I.S., Africa, Middle East and the Americas. First-quarter orders came in 25% lower year-over-year, due in part to concerns about expiring tax incentives in the U.S. at the end of calendar 2012. A year earlier, the U.S. was a major contributor to Wind Power’s higher volume from large orders in the first quarter.

First-quarter profit at Oil & Gas fell to €25 million, due in part to €46 million in charges resulting from compliance with newly enacted sanctions on Iran, primarily on its oil and gas industries. Revenue and orders for the Division were close to prior-year levels.

Power Transmission sharply reduced its first-quarter loss compared to a year earlier. The Division took €28 million in project charges related mainly to grid connections to offshore wind-farms, compared to €203 million in project charges in the prior-year period. Profit development in the current period was held back by margin impacts related to these projects and by conversion of orders booked in prior periods with significant pricing pressure. First-quarter revenue was down 6% year-over-year, due mainly to a significant decrease in Europe, C.I.S., Africa, Middle East. First-quarter orders came in 11% lower compared to the prior-year quarter, due in part to more selective order intake in Europe, C.I.S., Africa, Middle East. The Division expects continuing challenges in coming quarters.

Healthcare Sector

Sector	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	503	364	38%
Profit margin	15.5%	11.6%
Orders	3,286	3,284	0%	(1)%	2%	0%
Revenue	3,252	3,152	3%	1%	2%	0%

(1)	Excluding currency translation and portfolio effects.

First-quarter profit in the Healthcare Sector rose to €503 million, led by earnings performances in its imaging and therapy systems businesses. Profit development for the Sector included a more favorable business mix and improvements in cost position resulting from the Sector’s ongoing Agenda 2013 initiative. For comparison, profit of €364 million in the prior-year period included €72 million in charges for Agenda 2013.

Profit at Diagnostics rose to €111 million from €67 million in the prior-year period, benefiting from a more favorable business mix. For comparison, the prior-year period included €35 million of the Agenda 2013 charges mentioned above. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €43 million in the first quarter. A year earlier, Diagnostics recorded €42 million in PPA effects.

Revenue for the Sector rose 3% and orders were stable compared to the prior-year period. On a regional basis, growth came from Asia, Australia, led by China with double-digit increases in both revenue and orders. The book-to-bill ratio was 1.01, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Diagnostics business increased its first-quarter revenue to €961 million from €925 million a year earlier, driven by higher demand in emerging markets.

Industry Sector

Sector	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	500	556	(10)%
Profit margin	10.8%	11.8%
Orders	4,509	4,901	(8)%	(9)%	1%	0%
Revenue	4,633	4,702	(1)%	(3)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

The market environment for Industry was more challenging than a year earlier. Industry delivered first-quarter profit of €500 million, compared to €556 million in the prior-year period. The decline year-over-year was due largely to the Drive Technologies Division, where weaker demand in short-cycle businesses led to a less favorable business mix. Furthermore, profit contributions from the Sector’s offerings for renewable energy were lower year-over-year.

First-quarter revenue and orders for the Sector were down 1% and 8%, respectively, including declines across its Divisions and metals technologies business. On a geographic basis, Industry recorded 2% revenue growth in the Americas region, which was more than offset by lower revenue year-over-year in Europe, C.I.S., Africa, Middle East and Asia, Australia. Orders fell in all three reporting regions. The Sector’s book-to-bill ratio was 0.97 and its order backlog at the end of the quarter was €11 billion.

Shortly after the quarter’s end, Industry closed its acquisition of LMS International NV, which will be integrated into the Sector’s Industry Automation Division. The purchase price amounted to €0.7 billion.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,182	2,452	(11)%	(12)%	1%	0%
Drive Technologies	2,253	2,297	(2)%	(3)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,218	2,249	(1)%	(3)%	1%	0%
Drive Technologies	2,092	2,161	(3)%	(5)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2013	2012	% Change	2013	2012
	(in millions of €)
Industry Automation	307	323	(5)%	13.9%	14.3%
Drive Technologies	169	194	(13)%	8.1%	9.0%

First-quarter profit for Industry Automation declined moderately on slightly lower revenue year-over-year. Orders declined 11% compared to the prior-year period, when reported orders benefited from a recognition effect related to the Division’s product lifecycle management software. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €37 million in the current quarter compared to €35 million a year earlier

Profit at Drive Technologies was €169 million in the first quarter, well below the same period a year earlier. Market conditions held back demand for the Division’s higher-margin short-cycle offerings and reduced the profit contribution from its renewable energy offerings. These factors were only partly offset by improved results in long-cycle businesses year-over-year. Revenue and orders were down 3% and 2%, respectively, for Drive Technologies overall. On a regional basis, higher revenue in the Americas could not overcome declines in other regions. Orders showed the reverse pattern, as lower orders in the Americas more than offset increases in other regions.

Infrastructure & Cities Sector

Sector	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	128	200	(36)%
Profit margin	3.1%	4.9%
Orders	4,364	4,679	(7)%	(9)%	2%	0%
Revenue	4,141	4,055	2%	0%	2%	0%

(1)	Excluding currency translation and portfolio effects.

First-quarter profit at Infrastructure & Cities declined year-over-year, to €128 million. This was due mainly to the Transportation & Logistics Business, which recorded higher project charges and posted a loss. In contrast, profit increased at the Power Grid Solutions & Products Business and the Building Technologies Division.

Revenue and order development showed the same pattern. Power Grid Solutions & Products and Building Technologies delivered revenue and order growth, including increases in all three geographic regions. Transportation & Logistics posted a 2% decline in revenue and a 30% drop in orders compared to the prior-year period, which included a major order for trains. Taken together, these factors resulted in 2% revenue growth and a 7% order decline for the Sector overall. The book-to-bill ratio was 1.05 and its order backlog at the end of the quarter was €24 billion.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	1,357	1,937	(30)%	(31)%	1%	0%
Power Grid Solutions & Products	1,709	1,496	14%	12%	2%	0%
Building Technologies	1,367	1,353	1%	(1)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	1,370	1,399	(2)%	(3)%	1%	0%
Power Grid Solutions & Products	1,435	1,353	6%	4%	2%	0%
Building Technologies	1,402	1,370	2%	0%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin First three months of fiscal
	First three months of fiscal
	2013	2012	% Change	2013	2012
	(in millions of €)
Transportation & Logistics	(54)	27	n/a	(3.9)%	1.9%
Power Grid Solutions & Products	100	82	22%	6.9%	6.0%
Building Technologies	92	85	9%	6.6%	6.2%

The Transportation & Logistics Business posted a loss of €54 million in the first quarter compared to a profit of €27 million a year earlier. The change was due mainly to higher project charges, particularly related to high-speed trains, totaling €116 million, compared to €69 million in the prior-year period. In addition, the revenue mix was less favorable due to lower margins associated with large long-term contracts from prior periods, which are being converted to current business. Revenue declined slightly year-over-year. Orders came in substantially lower compared to the first quarter a year earlier, which included a major order for trains in Russia.

The Power Grid Solutions & Products Business posted first-quarter profit of €100 million. Major factors in the 22% increase year-over-year included successful implementation of productivity measures, higher capacity utilization and a more favorable revenue mix. Revenue growth of 6% and order growth of 14% were broad-based across the Business and on a regional basis.

First-quarter profit at Building Technologies came in at €92 million, a 9% increase compared to the prior-year period. Revenue and orders were up slightly year-over-year, including growth in all three reporting regions.

Equity Investments

First-quarter profit at Equity Investments rose to €135 million from €75 million a year earlier. The increase was due mainly to Nokia Siemens Networks B.V. (NSN), which posted a profit in a strong year-end quarter. Siemens’ equity investment result related to NSN was €51 million, compared to €0 million a year earlier. NSN reported to Siemens that it took restructuring charges and associated items totaling €257 million in the current period, compared to €23 million a year earlier. Results from equity investments are expected to be volatile in coming quarters.

Financial Services (SFS)

	First three months of fiscal
	2013	2012	% Change
	(in millions of €)
Income before income taxes	117	199	(41)%

	December 31, 2012	September 30, 2012
Total assets	17,388	17,405	0%

In the first quarter, SFS delivered €117 million in profit (defined as income before income taxes). For comparison, higher profit in the prior-year period included a €78 million gain on the sale of a portion of SFS’s stake in Bangalore International Airport Limited. Total assets at the end of the first quarter were nearly unchanged compared to the end of fiscal 2012. The growth strategy for SFS remains in place.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €1 million in the first three months of fiscal 2013, compared to €0 million in the same period a year earlier.

Siemens Real Estate

Income before income taxes at Siemens Real Estate was €45 million in the first three months of fiscal 2013, compared to €5 million in the same period a year earlier. This increase was attributable mainly to significantly higher income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €166 million in the first quarter, unchanged compared to the prior-year period. The loss at Corporate items was €68 million, compared to a loss of €66 million in the same quarter a year earlier. Centrally carried pension expense totaled €98 million in the first quarter, compared to €100 million in the prior-year period. Both periods were significantly affected by the adoption of International Accounting Standard 19 (Revised).

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was €20 million in the first three months of fiscal 2012, compared to €39 million in the same period a year earlier. The decrease year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	567	507	21	29	(9)	77	554	401	27	20	100	87	681	508	10.8%	8.3%
therein: Fossil Power Generation	507	580	14	15	(5)	80	497	485	5	6	33	31	536	521
Wind Power	52	(26)	(3)	1	(1)	(3)	56	(23)	6	5	21	19	83	—
Oil & Gas	25	90	—	—	(1)	(1)	25	91	12	7	19	15	57	114
Power Transmission	(16)	(145)	5	9	(2)	1	(19)	(154)	3	3	26	21	10	(130)
Healthcare Sector	503	364	2	2	—	(10)	501	372	83	113	79	92	663	577	20.4%	18.3%
therein: Diagnostics	111	67	—	—	3	1	108	66	51	80	53	55	212	201
Industry Sector	500	556	2	2	(3)	(4)	501	557	67	64	82	73	650	694	14.0%	14.8%
therein: Industry Automation	307	323	—	1	(1)	(1)	308	323	53	49	34	30	395	402
Drive Technologies	169	194	2	1	(1)	(1)	168	194	12	12	45	40	226	246
Infrastructure & Cities Sector	128	200	12	5	(17)	(5)	133	199	29	27	39	38	201	264	4.8%	6.5%
therein: Transportation & Logistics	(54)	27	9	2	(2)	(4)	(61)	28	3	3	10	10	(48)	42
Power Grid Solutions & Products	100	82	2	3	(1)	(1)	98	80	9	9	17	16	124	104
Building Technologies	92	85	—	—	(1)	(1)	93	85	16	15	11	12	121	112
Total Sectors	1,698	1,627	37	39	(28)	59	1,689	1,529	205	224	300	290	2,194	2,043

Equity Investments	135	75	133	74	2	2	—	—	—	—	—	—	—	—
Financial Services (SFS)	117	199	25	95	110	106	(18)	(1)	1	2	57	58	41	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	1	—	1	2	—	—	1	(2)	1	1	—	—	2	(1)
Siemens Real Estate (SRE)	45	5	—	—	(28)	(30)	73	35	—	—	65	68	138	103
Corporate items and pensions	(166)	(166)	—	—	(78)	(116)	(87)	(50)	4	3	13	12	(70)	(35)
Eliminations, Corporate Treasury and other reconciling items	20	39	(1)	(4)	32	73	(11)	(30)	—	—	(9)	(11)	(20)	(41)

Siemens	1,850	1,780	194	205	9	94	1,647	1,480	212	230	426	417	2,285	2,127

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first three months of fiscal 2013 and 2012 for both continuing and discontinued operations.

Cash flows	Continuing operations		Discontinued operations		Continuing and discontinued operations
	First three months of fiscal
	2013	2012	2013	2012	2013	2012
	(in millions of €)
Net cash provided by (used in):
Operating activities	(1,057)	(514)	81	(204)	(976)	(718)
Investing activities	(581)	(1,457)	(51)	(129)	(632)	(1,586)
therein: Additions to intangible assets and property, plant and equipment	(378)	(442)	(41)	(43)	(420)	(485)
Free cash flow	(1,435)	(956)	40	(247)	(1,395)	(1,204)
Financing activities	(1,394)	(1,592)	(30)	333	(1,424)	(1,259)

Cash flows from operating activities—After a strong cash performance at the end of fiscal 2012, continuing operations used net cash of €1.057 billion in the first three months of fiscal 2013, compared to net cash used of €514 million in the same period a year earlier. In the current period, income from continuing operations was €1.295 billion. Therein included are amortization, depreciation and impairments of €638 million. A build-up of operating net working capital led to cash outflows of €2.6 billion. The increase in operating net working capital was due mainly to payments of trade payables particularly in the Energy Sector. The current period also included income taxes paid of €569 million. In the prior-year period, income from continuing operations was €1.314 billion. Therein included are amortization, depreciation and impairments of €647 million. The build-up of operating net working capital in the prior-year period was sharply lower than in the current period. In contrast, the prior-year period also included cash outflows of €0.3 billion related to Healthcare’s particle therapy business. For comparison, income taxes paid were €233 million a year earlier.

Discontinued operations provided net cash of €81 million in the first three months of fiscal 2013, compared to net cash used of €204 million in the prior-year period. The change was due largely to a strong operating cash flow performance at OSRAM.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €581 million in the first three months of fiscal 2013, compared to net cash used of €1.457 billion in the prior-year period. The decrease in cash outflows from investing activities was due mainly to a lower new business volume and higher run-off of leasing and loan receivables at SFS. Cash outflows for these SFS’ financing activities were €119 million in the first three months of fiscal 2013, compared to €1.009 billion in the prior-year period.

Discontinued operations used net cash of €51 million in the first three months of fiscal 2013, compared to net cash used of €129 million in the prior-year period. These cash outflows related primarily to OSRAM.

Free cash flow from continuing operations amounted to a negative €1.435 billion in the first three months of fiscal 2013, compared to a negative €956 million a year earlier. The decrease was due primarily to cash flows from operating activities as discussed above. Additions to intangible assets and property, plant and equipment decreased in the current three months, mainly due to lower investments within the Sectors.

On a sequential basis, Free cash flow in the first quarter of fiscal 2013 and during fiscal 2012 was as follows:

Cash flows from financing activities—Continuing operations used net cash of €1.394 billion in the first three months of fiscal 2013, compared to net cash used of €1.592 billion in the same period a year earlier. The decrease in net cash outflows was due primarily to lower repayments of long-term debt partly offset by purchase of common stock and a decline in cash inflows from short-term debt and other financing activities. The cash outflows for the purchase of common stock of €1.219 billion in the current period related mainly to Siemens’ share buy back program, which was completed in November 2012. For comparison, cash outflows for the repayment of long-term debt of €2.208 billion in the prior-year period were for the redemption of €1.55 billion in 5.25%-fixed-rate-instruments and €0.7 billion in floating rate assignable loans. These cash outflows a year earlier were partly offset by cash inflows from the change in short-term debt and other financing activities of €1.187 billion, due primarily to net cash inflows from the issuance of commercial paper.

Capital structure

A key consideration for Siemens is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time. Siemens set a capital structure target range of 0.5-1.0. The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of December 31, 2012 and September 30, 2012 the ratios were as follows:

	December 31, 2012	September 30, 2012
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	3,709	3,826
Plus: Long-term debt(1)	16,651	16,880
Less: Cash and cash equivalents	(7,823)	(10,891)
Less: Current available-for-sale financial assets	(517)	(524)

Net debt	12,020	9,292
Less: SFS Debt(2)	(14,490)	(14,558)
Plus: Pension plans and similar commitments(3)	9,856	9,801
Plus: Credit guarantees	313	326
Less: 50% nominal amount hybrid bond(4)	(910)	(920)
Less: Fair value hedge accounting adjustment(5)	(1,570)	(1,670)

Adjusted industrial net debt	5,220	2,271

Adjusted EBITDA (continuing operations)	2,285	9,756

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(6)	0.57	0.23

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,570 million as of December 31, 2012 and €1,670 million as of September 30, 2012.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Note 31 in D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2012.

(6)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

Funding of pension plans and similar commitments

At the end of the first quarter of fiscal 2013, the combined funded status of Siemens’ pension plans showed an estimated underfunding of €8.9 billion, unchanged from the level at the end of fiscal 2012. The increase in Siemens’ DBO was offset by an increase in the fair value of Siemens’ funded pension plan assets.

The estimated DBO of Siemens’ pension plans, which takes into account future compensation and pension increases, amounted to €33.5 billion on December 31, 2012, €0.5 billion higher than the DBO of €33.0 billion on September 30, 2012. The DBO increased primarily due to a decrease in the discount rate assumption as of December 31, 2012, and, to a minor extent, the net of accrued service and interest cost less benefits paid during the three-month period ended December 31, 2012. These negative effects were only partly offset by currency translation effects and settlements.

The fair value of Siemens’ funded pension plan assets as of December 31, 2012, was €24.6 billion compared to €24.1 billion on September 30, 2012. The actual return on plan assets for the first quarter of fiscal 2013 amounted to €765 million, resulting mainly from fixed-income investments and, to a lesser extent, from equity investments. In the first three months of fiscal 2013, employer contributions amounted to €266 million. These positive effects were partly offset by benefits paid during the quarter, currency translation effects and settlements.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.7 billion, both at the end of the first quarter of fiscal 2013 and as of September 30, 2012.

For more information on Siemens’ pension plans and similar commitments, see Note 7 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2012 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union and other countries or organizations. The sanction regime against Iran was recently further tightened. Following the approval of Council Regulation (EU) No. 267/2012 on March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No 961/2010, the Implementing Regulations (EU) No. 945/2012 dated October 15, 2012 and No. 1264/2012 dated December 21, 2012, which were based on Council Regulation (EU) No. 267/2012, specify numerous additional companies and institutions as sanctions targets (primarily from the oil and gas industries). In addition, Amending Regulation (EU) No. 1263/2012 dated December 21, 2012, enhanced in particular the restrictions related to goods and products and sets time-limits for the execution of transactions under pre-existing contracts. Furthermore, the signing into law of the American “Iran Threat Reduction and Syria Human Rights Act of 2012” on August 10, 2012 tightened the restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria and imposed additional disclosure obligations. As described in our Annual Report of fiscal 2012, we have issued, and regularly update, restrictive internal guidelines governing business with customers in Iran. We may, however, still conduct certain business activities and provide products and services to customers in Iran under limited circumstances. Although we believe that our business activities have not had a material negative impact on our reputation or share value, we cannot exclude any such impact in the future. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran, Syria or other sanctioned countries may expose us to customer claims and other actions.

During the first three months of fiscal 2013 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2012 and in the sections of this Interim Report entitled “Overview of financial results for the first quarter of fiscal 2013,” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Note 10 in Notes to Condensed Interim Consolidated Financial Statements.

SUBSEQUENT EVENTS

At the beginning of January 2013, Siemens closed the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. For more information, see Note 16 in Notes to Condensed Interim Consolidated Financial Statements.

At the annual general meeting of Siemens AG on January 23, 2013, shareholders approved the previously proposed spin-off of OSRAM. For more information, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements. We are taking the appropriate steps to complete the spin-off as approved.

OUTLOOK FOR FISCAL 2013

For our outlook for fiscal 2013, see our Annual Report 2012.

NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €, per share amounts in €)

	Note	2013	2012(1)
Revenue		18,128	17,856
Cost of goods sold and services rendered		(12,861)	(12,773)

Gross profit		5,267	5,083
Research and development expenses		(998)	(978)
Marketing, selling and general administrative expenses		(2,623)	(2,638)
Other operating income	3	139	114
Other operating expense	4	(138)	(101)
Income from investments accounted for using the equity method, net		194	205
Interest income	5	232	241
Interest expense	5	(189)	(194)
Other financial income (expense), net		(34)	48

Income from continuing operations before income taxes		1,850	1,780
Income taxes		(555)	(466)

Income from continuing operations		1,295	1,314
Income (loss) from discontinued operations, net of income taxes	2	(81)	70

Net income		1,214	1,383

Attributable to:
Non-controlling interests		16	18
Shareholders of Siemens AG		1,197	1,366

Basic earnings per share	12
Income from continuing operations		1.52	1.48
Income (loss) from discontinued operations		(0.10)	0.08

Net income		1.42	1.56

Diluted earnings per share	12
Income from continuing operations		1.50	1.47
Income (loss) from discontinued operations		(0.10)	0.08

Net income		1.40	1.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	2013	2012(1)
Net income	1,214	1,383
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(95)	402

Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(375)	559
Available-for-sale financial assets	1	(56)
Derivative financial instruments	74	(73)

	(300)	430

Other comprehensive income, net of tax (2)	(395)	833

Total comprehensive income	818	2,215

Attributable to:
Non-controlling interests	2	28
Shareholders of Siemens AG	817	2,188

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(66) million and €(31) million, respectively, for the three months ended December 31, 2012 and 2011 of which €(59) million and €(42) million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2012 (unaudited) and September 30, 2012

(in millions of €)

	Note	12/31/12	9/30/12(1)
ASSETS
Current assets
Cash and cash equivalents		7,823	10,891
Available-for-sale financial assets		517	524
Trade and other receivables		15,688	15,220
Other current financial assets		2,814	2,901
Inventories		15,987	15,679
Income tax receivables		804	836
Other current assets		1,343	1,277
Assets classified as held for disposal	2	4,638	4,799

Total current assets		49,615	52,128

Goodwill		16,831	17,069
Other intangible assets		4,402	4,595
Property, plant and equipment		10,583	10,763
Investments accounted for using the equity method		4,586	4,436
Other financial assets		14,702	14,666
Deferred tax assets		3,352	3,748
Other assets		907	846

Total assets		104,977	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	6	3,709	3,826
Trade payables		6,452	8,036
Other current financial liabilities		1,829	1,460
Current provisions		4,637	4,750
Income tax payables		2,262	2,204
Other current liabilities		19,542	20,302
Liabilities associated with assets classified as held for disposal	2	2,053	2,049

Total current liabilities		40,483	42,627

Long-term debt	6	16,651	16,880
Pension plans and similar commitments	7	9,856	9,801
Deferred tax liabilities		517	494
Provisions		3,904	3,908
Other financial liabilities		965	1,083
Other liabilities		2,050	2,034

Total liabilities		74,426	76,827

Equity	8
Common stock, no par value (2)		2,643	2,643
Additional paid-in capital		5,610	6,173
Retained earnings		23,954	22,877
Other components of equity		773	1,058
Treasury shares, at cost (3)		(2,955)	(1,897)

Total equity attributable to shareholders of Siemens AG		30,025	30,855

Non-controlling interests		526	569

Total equity		30,551	31,424

Total liabilities and equity		104,977	108,251

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively.

Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	38,250,330 and 24,725,674 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	2013	2012(1)
Cash flows from operating activities
Net income	1,214	1,383
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations	81	(70)
(Income) loss from discontinued operations, net of income taxes
Amortization, depreciation and impairments	638	647
Income taxes	555	466
Interest (income) expense, net	(43)	(46)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(30)	(12)
(Gains) losses on sales of investments, net (2)	(6)	(176)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	—
(Income) losses from investments (2)	(182)	(123)
Other non-cash (income) expenses	129	(95)
Change in assets and liabilities
(Increase) decrease in inventories	(439)	(775)
(Increase) decrease in trade and other receivables	(666)	(875)
Increase (decrease) in trade payables	(1,495)	(658)
Change in other assets and liabilities	(391)	(71)
Additions to assets held for rental in operating leases	(92)	(101)
Income taxes paid	(569)	(233)
Dividends received	25	8
Interest received	215	216

Net cash provided by (used in) operating activities—continuing operations	(1,057)	(514)
Net cash provided by (used in) operating activities—discontinued operations	81	(204)

Net cash provided by (used in) operating activities—continuing and discontinued operations	(976)	(718)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(378)	(442)
Acquisitions, net of cash acquired	(29)	(264)
Purchases of investments (2)	(85)	(97)
Purchases of current available-for-sale financial assets	(6)	(8)
(Increase) decrease in receivables from financing activities	(119)	(1,009)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	58	354
Proceeds and (payments) from disposals of businesses	(41)	(1)
Proceeds from sales of current available-for-sale financial assets	20	9

Net cash provided by (used in) investing activities—continuing operations	(581)	(1,457)
Net cash provided by (used in) investing activities—discontinued operations	(51)	(129)

Net cash provided by (used in) investing activities—continuing and discontinued operations	(632)	(1,586)
Cash flows from financing activities
Purchase of common stock	(1,219)	—
Proceeds (payments) relating to other transactions with owners	(4)	(1)
Repayment of long-term debt (including current maturities of long-term debt)	(8)	(2,208)
Change in short-term debt and other financing activities	(21)	1,187
Interest paid	(123)	(169)
Dividends paid to non-controlling interest holders	(42)	(25)
Financing discontinued operations (3)	24	(378)

Net cash provided by (used in) financing activities—continuing operations	(1,394)	(1,592)
Net cash provided by (used in) financing activities—discontinued operations	(30)	333

Net cash provided by (used in) financing activities—continuing and discontinued operations	(1,424)	(1,259)
Effect of exchange rates on cash and cash equivalents	(43)	70
Net increase (decrease) in cash and cash equivalents	(3,075)	(3,494)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	7,875	9,018
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	52	41

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	7,823	8,977

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

			Total comprehensive income
					Other components of equity
					Items that may be reclassified subsequently to profit or loss
	Common stock	Additional paid-in capital	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance at October 1, 2011 (as previously reported)	2,743	6,011	25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156
Effect of retrospectively adopting IAS 19R	—	—	116		—	—	—	116	—	116	—	116

Balance at October 1, 2011(1)	2,743	6,011	25,996		2	36	(106)	25,929	(3,037)	31,645	626	32,271

Net income(1)	—	—	1,366		—	—	—	1,366	—	1,366	18	1,383
Other comprehensive income, net of tax(1)	—	—	402	(2)	548	(56)	(72)	823	—	823	10	833	(3)
Dividends	—	—	—		—	—	—	—	—	—	(22)	(22)
Share-based payment	—	(36)	(69)		—	—	—	(69)	—	(105)	—	(105)
Re-issuance of treasury stock	—	(1)	—		—	—	—	—	152	152	—	152
Transactions with non-controlling interests	—	—	(465)		—	—	—	(465)	—	(465)	8	(457)
Other changes in equity	—	—	3		—	—	—	3	—	3	1	4

Balance at December 31, 2011	2,743	5,975	27,233		550	(20)	(177)	27,586	(2,885)	33,418	641	34,059

Balance at October 1, 2012 (as previously reported)	2,643	6,173	22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
Effect of retrospectively adopting IAS 19R	—	—	122		—	—	—	122	—	122	—	122

Balance at October 1, 2012(1)	2,643	6,173	22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

Net income	—	—	1,197		—	—	—	1,197	—	1,197	16	1,214
Other comprehensive income, net of tax	—	—	(95	)(2)	(360)	1	73	(381)	—	(381)	(15)	(395	)(3)
Dividends	—	—	—		—	—	—	—	—	—	(48)	(48)
Share-based payment	—	(11)	(22)		—	—	—	(22)	—	(33)	—	(33)
Purchase of common stock	—	—	—		—	—	—	—	(1,174)	(1,174)	—	(1,174)
Re-issuance of treasury stock	—	—	—		—	—	—	—	116	116	—	116
Transactions with non-controlling interests	—	—	(1)		—	—	—	(1)	—	(1)	3	2
Other changes in equity	—	(553)	(2)		—	—	—	(2)	—	(555)	—	(555)

Balance at December 31, 2012	2,643	5,610	23,954		497	246	30	24,727	(2,955)	30,025	526	30,551

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Items of other comprehensive income that will not be reclassified to profit or loss consist of remeasurements of defined benefit plans of €(95) million and €402 million, respectively in the three months ended December 31, 2012 and 2011. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In the three months ended December 31, 2012 and 2011, Other comprehensive income, net of tax, includes non-controlling interests of €— million and €— million relating to remeasurements of defined benefit plans, €(15) million and €11 million relating to currency translation differences, €— million and €— million relating to available-for-sale financial assets and €1 million and €(1) million relating to derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Notes to Condensed Interim Consolidated Financial Statements

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit (2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	12/31/12	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	7,120	7,166	6,222	6,078	63	52	6,285	6,130	567	507	2,427	1,020	(792)	154	73	95	127	107
Healthcare	3,286	3,284	3,246	3,140	5	11	3,252	3,152	503	364	11,848	11,757	225	(156)	52	98	162	205
Industry	4,509	4,901	4,265	4,345	369	358	4,633	4,702	500	556	7,317	7,014	184	78	61	76	149	137
Infrastructure & Cities	4,364	4,679	3,983	3,881	158	174	4,141	4,055	128	200	4,487	4,012	(366)	(147)	49	53	68	64

Total Sectors	19,280	20,029	17,715	17,444	595	595	18,310	18,039	1,698	1,627	26,079	23,803	(750)	(71)	234	321	505	514
Equity Investments	—	—	—	—	—	—	—	—	135	75	2,801	2,715	—	2	—	—	—	—
Financial Services (SFS)	203	197	192	176	12	21	203	197	117	199	17,388	17,405	95	55	43	6	58	59
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	67	72	64	75	3	2	67	78	1	—	(408)	(448)	(17)	(14)	—	1	1	1
Siemens Real Estate (SRE)	600	554	75	83	525	484	600	567	45	5	4,910	5,018	(93)	(80)	87	82	65	68
Corporate items and pensions	126	136	82	78	45	43	126	121	(166)	(166)	(11,390)	(11,693)	(435)	(426)	15	32	18	15
Eliminations, Corporate Treasury and other reconciling items	(1,135)	(1,195)	—	—	(1,179)	(1,146)	(1,179)	(1,146)	20	39	65,598	71,450	(235)	(423)	—	—	(9)	(11)

Siemens	19,141	19,792	18,128	17,856	—	—	18,128	17,856	1,850	1,780	104,977	108,251	(1,435)	(956)	378	442	638	647

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of December 31, 2012, the Consolidated Statements of Income for the three months ended December 31, 2012 and 2011, the Consolidated Statements of Comprehensive Income for the three months ended December 31, 2012 and 2011, the Consolidated Statements of Cash Flow for the three months ended December 31, 2012 and 2011, the Consolidated Statements of Changes in Equity for the three months ended December 31, 2012 and 2011 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2012. The interim financial statements apply the same accounting principles and practices as those used in the 2012 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2012, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on January 25, 2013.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In fiscal 2013, in the Consolidated Statements of Cash Flow, the Company changed retrospectively the presentation of salary withholdings of share-based payment granted to employees to better reflect the nature of the transaction; Free cash flow at Sector level is not impacted by this change; Corporate items is adjusted retrospectively to reconcile Free cash flow to the consolidated amounts.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2012, the Company early adopted IAS 19, Employee Benefits (revised 2011; IAS 19R), which was issued by the IASB in June 2011. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The standard is applied retrospectively. The amendment was endorsed by the European Union in June 2012.

The following amendments to IAS 19 have a significant impact on the Company’s Consolidated Financial Statements: IAS 19R replaces interest cost and expected return on assets with a net interest amount that is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. The difference between the interest income on plan assets and the return on plan assets is included in line item Remeasurements of defined benefits plans and recognized in the

Consolidated Statement of Comprehensive Income. A lesser effect results from the recognition of unvested past service costs in income immediately when incurred instead of amortization over the vesting period as well as from recognizing other administration costs which are unrelated to the management of plan assets when the administration services are provided. The elimination of the corridor approach does not affect the Company.

The following tables present the impacts of the changes in accounting policy. Impacts to the opening balance as of October 1, 2011 as well as impacts to the prior period presented are:

	September 30, 2012			As of October 1, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statements of Financial Position
Total assets	108,282	(31)	108,251	104,243	(33)	104,210
thereof Deferred tax assets	3,777	(29)	3,748	3,206	(31)	3,175
Total liabilities	76,980	(153)	76,827	72,087	(149)	71,938
thereof Pension plans and similar commitments	9,926	(125)	9,801	7,307	(120)	7,188
Total equity	31,302	122	31,424	32,156	116	32,271
thereof Retained earnings	22,756	122	22,877	25,881	116	25,996

	Three months ended December 31, 2011
	pre- adjustment	adjustment	post- adjustment
	(in millions of €, per share amounts in €)
Consolidated Statement of Income
Income from continuing operations before income taxes	1,872	(92)	1,780
thereof Interest income	561	(320)	241
thereof Interest expense	(433)	239	(194)
Income taxes	(488)	22	(466)
Income from continuing operations	1,383	(70)	1,314
Net income	1,457	(74)	1,383
Basic earnings per share
Income from continuing operations	1.56	(0.08)	1.48
Net income	1.64	(0.08)	1.56
Diluted earnings per share
Income from continuing operations	1.55	(0.08)	1.47
Net income	1.63	(0.08)	1.54

If the Company had not applied IAS 19R as of October 1, 2012 line items Interest income and Interest expense recognized in the Consolidated Statement of Income for the three months ended December 31, 2012 would have increased by €367 million and €202 million, respectively, based on the expected return on plan assets as applied for the fiscal year ended September 30, 2012. Correspondingly, line item Remeasurements of defined benefit plans recognized in the Consolidated Statement of Comprehensive Income would have decreased by €134 million net of tax.

	Three months ended December 31, 2011
	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statement of Comprehensive Income
Net income	1,457	(74)	1,383
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	332	70	402
Other comprehensive income, net of tax	762	70	833
Total comprehensive income	2,219	(4)	2,215

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

A) ACQUISITIONS

In the first quarter of fiscal 2013, Siemens completed the acquisition of a number of entities which are not significant either individually or in aggregate.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: closed transactions

In the first quarter of fiscal 2013, Siemens completed the disposition of a number of entities which are not significant either individually or in aggregate.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of December 31, 2012 include assets held for disposal of €49 million and liabilities held for disposal of €7 million that do not qualify as discontinued operations.

bc) Discontinued operations

General

The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless marked otherwise. Net results of discontinued operations presented in the Consolidated Statements of Income for the three months ended December 31, 2012 and 2011 amount to €(81) million (thereof €(65) million income tax) and €70 million (thereof €(50) million income tax), respectively. Net results of discontinued operations for the periods presented relate to the solar business, OSRAM, Siemens IT Solutions and Services, and the former operating segments Communications (Com) and Siemens VDO Automotive (SV). Net income from discontinued operations attributable to shareholders of Siemens AG for the three months ended December 31, 2012 and 2011 amount to €(84) million and €66 million, respectively.

Solar business—discontinued operations, assets and liabilities held for disposal

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. The conditions for the respective business units to be classified as held for disposal and discontinued operations were fulfilled for each business unit as of the end of fiscal 2012. The respective business units are aggregated for presentation purposes.

Accordingly, the results of the solar business are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Three months ended December 31,
	2012	2011
	(in millions of €)
Revenue	18	45
Expenses	(60)	(71)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(115)	—

Pretax loss from discontinued operations	(157)	(26)

Income taxes on ordinary activities	7	(1)

Loss from discontinued operations, net of income taxes	(150)	(28)

Upon classification as held for disposal and discontinued operations in the fourth quarter of fiscal 2012, the solar business was measured at the lower of its previous carrying amount and fair value less costs to sell. The associated loss recognized in fiscal 2012 includes the impairment of the entire remaining goodwill of the solar business amounting to €85 million and the impairments related to non-current assets in the measurement scope of the disposal group amounting to €21 million. In the three months ended December 31, 2012, the entire remaining non-current assets in the measurement scope of the disposal group amounting to €115 million were impaired mainly due to technical factors resulting in a revised performance expectation of the underlying business.

The assets and liabilities of the solar business are presented as held for disposal in the Consolidated Statements of Financial Position as of December 31, 2012. The carrying amounts of the major classes of assets and liabilities of the solar business were as follows:

	December 31, 2012	September 30, 2012
	(in millions of €)
Trade and other receivables	37	29
Inventories	52	48
Property, plant and equipment	—	18
Deferred tax assets	5	—
Financial assets	6	105
Other assets	26	24

Assets classified as held for disposal	127	224

Trade payables	19	30
Current provisions	28	24
Other current liabilities	125	66
Other liabilities	6	7

Liabilities associated with assets classified as held for disposal	178	126

OSRAM — discontinued operations, assets and liabilities held for disposal

In June 2012 Siemens decided to prepare, parallel and alternatively to the previous plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. In November 2012, Siemens called-off the initial public offering plan and made available a spin-off report to its shareholders in December 2012 in order to request their approval for the spin-off at the annual general shareholders’ meeting in January 2013. Siemens plans to retain a 17.0% stake in OSRAM after the spin-off and will additionally fund 2.5% to the Siemens Pension Trust e.V. Siemens considers a listing via spin-off by June 2013 as highly probable.

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Three months ended December 31,
	2012	2011
	(in millions of €)
Revenue	1,357	1,375
Expenses	(1,202)	(1,195)
Costs to sell/spin-off costs	(10)	(13)

Pretax gain from discontinued operations	145	166

Income taxes on ordinary activities	(62)	(57)
Income taxes on costs to sell/spin-off costs	(4)	1

Gain from discontinued operations, net of income taxes	79	111

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of December 31, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	December 31, 2012	September 30, 2012
	(in millions of €)
Trade and other receivables	822	827
Inventories	1,008	1,044
Goodwill	273	277
Other intangible assets	162	161
Property, plant and equipment	1,443	1,416
Deferred tax assets	358	376
Financial assets	180	138
Other assets	198	212

Assets classified as held for disposal	4,443	4,450

Trade payables	576	609
Current provisions	95	92
Other current liabilities	393	379
Pension plans and similar commitments	474	488
Other liabilities	316	304

Liabilities associated with assets classified as held for disposal	1,855	1,872

Former segments Siemens IT Solutions and Services, SV and Com — discontinued operations

Net results of discontinued operations of Siemens IT Solutions and Services, SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three months ended December 31, 2012 and 2011 amounted to €(11) million (thereof €(6) million income tax) and €(14) million (thereof €7 million income tax), respectively.

3. OTHER OPERATING INCOME

	Three months ended December 31,
	2012	2011
	(in millions of €)
Gains on disposals of businesses	4	4
Gains on sales of property, plant and equipment and intangibles	34	11
Other	101	98

	139	114

4. OTHER OPERATING EXPENSE

	Three months ended December 31,
	2012	2011
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(8)	(3)
Other	(130)	(98)

	(138)	(101)

5. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended December 31,
	2012	2011
	(in millions of €)
Pension related net interest income	2	4
Interest income, other than pension	230	237

Interest income	232	241

Pension related net interest expense	(76)	(77)
Interest expense, other than pension	(114)	(117)

Interest expense	(189)	(194)

Income (expense) from available-for-sale financial assets, net	(5)	93
Miscellaneous financial income (expense), net	(28)	(45)

Other financial income (expense), net	(34)	48

Total amounts of item interest income and (expense), other than pension, were as follows:

	Three months ended December 31,
	2012	2011
	(in millions of €)
Interest income, other than pension	230	237
Interest (expense), other than pension	(114)	(117)

Interest income (expense), net, other than pension	116	120

Thereof: Interest income (expense) of operations, net	(1)	(7)
Thereof: Other interest income (expense), net	118	127

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

6. DEBT

	December 31, 2012	September 30, 2012
	(in millions of €)
Short-term
Notes and bonds	2,007	2,018
Loans from banks	1,371	1,505
Other financial indebtedness	312	270
Obligations under finance leases	20	33

Short-term debt and current maturities of long-term debt	3,709	3,826

Long-term
Notes and bonds (maturing until 2066)	15,956	16,194
Loans from banks (maturing until 2023)	459	449
Other financial indebtedness (maturing until 2027)	109	110
Obligations under finance leases	128	128

Long-term debt	16,651	16,880

	20,360	20,707

7. PENSION PLANS AND SIMILAR COMMITMENTS

Unless otherwise stated, all numbers presented below refer only to continuing operations.

PENSION BENEFITS

Significant components of defined benefit cost recognized in the Consolidated Statements of Income:

	Three months ended December 31, 2012			Three months ended December 31, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
Current service cost	126	88	37	104	75	29
Net interest cost	70	46	24	68	41	27
Net interest income	(2)	—	(2)	(4)	—	(4)

Defined benefit cost (income)	193	134	60	167	116	51

Germany	134	134		116	116
U.S.	11		11	13		13
U.K.	3		3	(1)		(1)
Other	45		45	40		40

Pension obligations and funded status

At the end of the first three months of fiscal 2013, the combined funded status of Siemens’ pension plans states an underfunding of €8.9 billion, unchanged from the level at the end of fiscal 2012.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of December 31, 2012, and September 30, 2012, is 3.0% and 3.2%, respectively.

Contributions made by the Company to its pension plans during the three months ended December 31, 2012 and 2011, were €266 million and €253 million, respectively.

OTHER POSTEMPLOYMENT BENEFITS

Defined benefit cost recognized in the Consolidated Statements of Income for other post-employment benefit plans for the three months ended December 31, 2012 and 2011, were €9 million and €14 million, respectively.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans resulted in an underfunding of €0.7 billion, both at the end of the first quarter of fiscal 2013 and as of September 30, 2012.

8. SHAREHOLDERS’ EQUITY

TREASURY STOCK

In August 2012, Siemens announced a share buy back amounting to up to €3 billion by December 30, 2012. This share buy back program ended in November 2012. In addition, under the current authorization to acquire treasury stock given by resolution at the Annual Shareholders’ Meeting, the Company intends to repurchase as many treasury shares as necessary to keep the number of treasury stock at a set level until the effective date of the planned spin-off of OSRAM. In the three months ended December 31, 2012, Siemens repurchased 15,022,634 treasury shares at a weighted average share price of €78.15.

In the three months ended December 31, 2012 and 2011, Siemens transferred a total of 1,497,978 and 2,004,920 of treasury stock, respectively, in connection with share-based payment plans.

CHANGES AFTER PERIOD-END

At the Annual Shareholders’ Meeting on January 23, 2013, the Company’s shareholders passed a resolution on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing a €2.5 billion dividend payment.

OTHER COMPREHENSIVE INCOME

The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended December 31, 2012			Three months ended December 31, 2011
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(196)	101	(95)	389	13	402

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	(2)	(2)	(4)	30	(2)	29
Reclassification adjustments for gains (losses) included in net income	4	1	5	(85)	—	(85)

Net unrealized gains (losses) on available-for-sale financial assets	2	(1)	1	(55)	(1)	(56)
Unrealized gains (losses) on derivative financial instruments	102	(28)	74	(125)	38	(87)
Reclassification adjustments for gains (losses) included in net income	—	—	—	19	(4)	14

Net unrealized gains (losses) on derivative financial instruments	102	(28)	74	(106)	34	(73)
Foreign-currency translation differences	(375)	—	(375)	559	—	559

	(271)	(29)	(300)	398	33	430

Other comprehensive income	(467)	71	(395)	787	46	833

As of December 31, 2012 and 2011, cumulative income (expense) of €(157) million and €(24) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

9. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2012	2012
	(in millions of €)
Guarantees:
Credit guarantees	313	326
Guarantees of third-party performance	1,389	1,562
HERKULES obligations	1,890	2,290
Other guarantees	3,521	3,632

	7,114	7,810

As of December 31, 2012 and September 30, 2012, in addition to guarantees disclosed above, Siemens has credit guarantees of €309 million and €309 million, guarantees of third-party performance of €4 million and €4 million and other guarantees of €90 million and €82 million relating to discontinued operations.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Best estimates are taken for provisions for all open tax years. Among others, the German Tax Audit scrutinizes the deductibility of expense connected with the buy-back of the convertible bond issued in 2003 in the context of tax audit for the fiscal years 2006 to 2009 and will issue a corresponding tax assessment. Due to the expected assessment paid in capital is burdened with €553 million and the tax expense in the amount of €52 million. In accordance with our assessment we will rigorously defend the deductibility in court.

10. LEGAL PROCEEDINGS

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in ▶ Note 29 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012.

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

PUBLIC CORRUPTION PROCEEDINGS

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders’ Meeting. The Annual Shareholders’ Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Siemens will withdraw from the civil proceedings between Siemens AG and Dr. Thomas Ganswindt, which is pending before the Munich District Court I, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards of the years 2003/2004 and 2004/2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The supplier consortium and TVO currently assess further slippage in the schedule. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the materialization of further schedule uncertainties in the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, Siemens is involved in a power plant construction project in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler), supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately $110 million against Longview and Foster Wheeler. Kvaerner claims approximately $252.8 million from Longview and Foster Wheeler.

As previously reported, companies of the OSRAM Light Group were involved in numerous patent lawsuits on Light Emitting Diodes (LED) technology with companies of the corporate group of LG Electronics Inc., South Korea (LG Electronics) and LG Innotek Co., Ltd., South Korea (LG Innotek and, together with LG Electronics, the LG Group) in Germany, the United States, South Korea, Japan and China. At the end of October 2012, the LG Group and OSRAM GmbH concluded a settlement agreement. According to the agreement all pending patent disputes on LED technology between the LG Group and the OSRAM Light Group world-wide were dismissed to the extent possible.

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney’s Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens’ former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit $10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

11. SHARE-BASED PAYMENT

For a description of Siemens’ share-based payment plans and additional information see Note 33 Share-based payment of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012. Total pre-tax expense for share-based payment recognized in line item Income from continuing operations amounted to €65 million and €60 million in the three months ended December 31, 2012 and 2011, respectively, and refers primarily to equity-settled awards.

STOCK AWARDS

Commitments to members of the Managing Board:

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €6 million and €6 million, respectively, in fiscal 2013 and 2012 was determined by calculating the present value of the target amount.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounts to €7 million and €7 million, respectively, in fiscal 2013 and 2012.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to Bonus Awards. The fair value of these entitlements amounting to €5 million and €5 million, respectively, in fiscal 2013 and 2012, was determined by calculating the present value of the target amount.

The remuneration system of the Managing Board is explained in detail in the Compensation report within Siemens’ Annual Report as of September 30, 2012.

Commitments to members of the senior management and other eligible employees:

In the three months ended December 31, 2012 and 2011, 1,308,171 and 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining an

EPS-based target. The fair value of these stock awards amounts to €85 million and €62 million, respectively, in fiscal 2013 and 2012 and corresponds to the target amount representing the EPS target attainment.

In the three months ended December 31, 2012 and 2011, 849,908 and 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these stock awards amounts to €53 million and €58 million, respectively, in fiscal 2013 and 2012, of which €41 million and €46 million relate to equity instruments.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Three months ended December 31,
	2012	2011
	Awards	Awards
Non-vested, beginning of period	4,217,588	3,857,315
Granted	2,158,079	2,028,554
Vested and transferred	(1,073,355)	(1,531,944)
Forfeited	(23,643)	(26,816)
Settled	(1,652)	(14,693)

Non-vested, end of period	5,277,017	4,312,416

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

In the three months ended December 31, 2012 and 2011, Siemens issued a new tranche under each of the following plans: the Share Matching Plan, the Monthly Investment Plan and the Base Share Program. The Managing Board decided that shares acquired under the Monthly Investment Plan issued in fiscal 2012 are transferred to the Share Matching Plan effective February 2013. Under the Base Share Program the Company incurred pre-tax expense from continuing operations of €30 million and €29 million, respectively, in the three months ended December 31, 2012 and 2011.

Entitlements to Matching Shares

In the three months ended December 31, 2012, 14,203 entitlements to matching shares forfeited and 12,052 entitlements to matching shares were settled, of the 1,545,582 beginning balance, which resulted in 1,519,327 entitlements to matching shares as of December 31, 2012. In the three months ended December 31, 2011, 10,508 entitlements to matching shares forfeited and 11,747 entitlements to matching shares were settled, of the 1,977,091 beginning balance, which resulted in 1,954,836 entitlements to matching shares as of December 31, 2011. The number of entitlements to matching shares that have been granted in the first quarter depends on the number of investment shares to be transferred in the second quarter and will be determined at that time.

12. EARNINGS PER SHARE

	Three months ended December 31,
	2012	2011
	(shares in thousands)
Income from continuing operations	1,295	1,314
Less: Portion attributable to non-controlling interest	(14)	(14)

Income from continuing operations attributable to shareholders of Siemens AG	1,281	1,299
Weighted average shares outstanding—basic	845,527	875,421
Effect of dilutive share-based payment	8,123	8,481

Weighted average shares outstanding—diluted	853,650	883,902
Basic earnings per share (from continuing operations)	€1.52	€1.48
Diluted earnings per share (from continuing operations)	€1.50	€1.47

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

At December 31, 2012, the dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

13. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	December 31,	September 30,
	2012	2012
	(in millions of €)
Assets of Sectors	26,079	23,803
Assets of Equity Investments	2,801	2,715
Assets of SFS	17,388	17,405

Total Segment assets	46,268	43,923

Reconciliation:
Assets Centrally managed portfolio activities	(408)	(448)
Assets of SRE	4,910	5,018
Assets of Corporate items and pensions(1)	(11,390)	(11,693)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	36,268	22,046
Tax-related assets	4,038	4,453
Liability-based adjustments:
Pension plans and similar commitments	9,856	9,801
Liabilities	39,484	42,072
Eliminations, Corporate Treasury, other items (2)	(24,049)	(6,921)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information(1)	65,598	71,450

Total assets in Siemens’ Consolidated Statements of Financial Position	104,977	108,251

(1)	In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively increased Assets of line item Corporate items and pension by €147 million and decreased line item Total Eliminations, Corporate Treasury and other reconciling items by €176 million compared to previously reported amounts as of September 30, 2012.

(2)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the three months ended December 31, 2012 and 2011, Corporate items and pensions in the column Profit includes €(68) million and €(66) million income (expense), respectively, related to corporate items, as well as €(98) million and €(100) million income (expense), respectively, related to pensions. In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively reduced Profit of line item Corporate items and pension by €92 million compared to previously reported amounts in the three months ended December 31, 2011.

ADDITIONAL SEGMENT INFORMATION

In the three months ended December 31, 2012 and 2011, Profit of SFS includes interest income of €220 million and €189 million, respectively, and interest expense of €79 million and €75 million, respectively.

14. RELATED PARTY TRANSACTIONS

Joint ventures and associates—Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms.

The transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended December 31,		Three months ended December 31,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	77	136	4	5
Associates	223	104	64	59

	300	240	67	64

	Receivables		Liabilities
	December 31,	September 30,	December 31,	September 30,
	2012	2012	2012	2012
	(in millions of €)
Joint ventures	43	49	25	23
Associates	128	145	155	241

	171	194	181	264

As of December 31, 2012 and September 30, 2012, guarantees to joint ventures and associates amounted to €4,335 million and €4,769 million, respectively, including the HERKULES obligations of €1,890 million and €2,290 million, respectively.

As of December 31, 2012 and September 30, 2012 there were loan commitments to joint ventures and associates amounting to €50 million and €144 million, respectively.

Pension Entities—For information regarding the funding of our pension plans, see Note 7 Pension plans and similar commitments.

For further information on related party transactions see Note 38 Related Party Transactions in the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012.

15. SUPERVISORY BOARD

Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all twenty members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 23, 2013. The Annual Shareholders’ Meeting on January 23, 2013, elected the following ten persons to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders’ Meeting: Dr. Gerhard Cromme, Dr. Josef Ackermann, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Dr. Nicola Leibinger-Kammüller, Gérard Mestrallet, Güler Sabanci and Werner Wenning. The ten employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 25, 2012, in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect from the close of the Annual Shareholders’ Meeting on January 23, 2013: Berthold Huber, Lothar Adler, Bettina Haller,

Hans-Jürgen Hartung, Robert Kensbock, Harald Kern, Jürgen Kerner, Dr. Rainer Sieg, Birgit Steinborn and Sibylle Wankel. In the constituent meeting of the newly elected Supervisory Board on January 23, 2013, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.

16. SUBSEQUENT EVENTS

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to approximately €702 million (including €26 million cash acquired). The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €379 million, Property, plant and equipment €20 million, Inventories €62 million, Receivables €53 million, Other assets €21 million, Liabilities €100 million and Deferred income tax liabilities €141 million. Intangible assets mainly relate to customer relationships of €174 million and technology of €202 million. Provisional goodwill of €382 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects.

At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2013, the shareholders approved the OSRAM spin-off. Siemens currently takes appropriate steps to complete the spin-off.

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of income, comprehensive income, financial position, cash flow and changes in equity, and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2012 to December 31, 2012 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW—Institute of Public Auditors in Germany) and in supplementary compliance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, January 25, 2013

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 28, 2013	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/	DR. JUERGEN M. WAGNER
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling